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03032567

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

File No. 82-34735

October 2, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

03 OCT -8 AM 7:21

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

dlw 10/8

NY:812063.1

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

2 October, 2003
no. 16/03

ASSA ABLOY signs agreement to acquire majority position in Sokymat S.A.

ASSA ABLOY has today entered into an agreement to acquire the majority position in Sokymat S.A. The company develops, manufactures and markets transponders for access control cards, animal and food identification, industry logistics solutions and other important applications for the Radio Frequency Identification (RFID) technology.

The acquisition strengthens ASSA ABLOY Identification Technology Group's position in RFID solutions in the global market and provides it with important synergies and high technology manufacturing and development strength.

The company is based in Granges, Switzerland with subsidiaries in Germany, France and UK. Sokymat has important trading relationships worldwide.

Sokymat products are built utilizing highly efficient and automated production processes in a modern plant. The company has an expected sales of CHF 36M for 2003. The acquisition is accretive to EPS from its inception.

ASSA ABLOY has also entered into an agreement with Mr. Åke Gustafson the Founder of Sokymat to acquire important patents and other Intellectual Property portfolio.

The transactions will be closed in the next few weeks.

Further information can be obtained from

Göran Jansson, Executive Vice President and Chief Financial Officer, tel: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.